Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2022

The following Management’s Discussion and Analysis (MD&A) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2022 compared to the three-month period ended February 28, 2021. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 11, 2022, was approved by our Audit Committee on April 12, 2022 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2022 (Interim Financial Statements), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2021.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis (NASH) in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this MD&A include, but are not limited to, statements regarding the conduct of our clinical trial with TH1902 and the timelines associated thereto, the timelines regarding the enrollment of patients for the conduct of the intramuscular mode of administration for Trogarzo®, the development of a multi-dose pen injector using the F8 formulation, the negotiations with third parties to out-license the development and commercialization rights for TH1902 in Greater China, the growth of our revenues and the value generated from our commercial and research and development activities.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec H3A 1T8

Although the Forward-Looking Statements contained in this MD&A are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations and its business plan; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers ofEGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; pricing and reimbursement conditions for Trogarzo® in key European countries will be at terms satisfactory to the Corporation and its commercial partner; the Company will succeed in conducting its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s research and development activities using peptides derived from its oncology platform will yield positive results allowing for the development of new drugs for the treatment of cancer; the timelines set forth herein will be met; and the Company’s business plan will not be substantially modified.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, and (d) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining satisfactory pricing and reimbursement conditions for Trogarzo® in key European countries; the Company’s ability to develop its multi-dose pen injector; the Company’s ability to successfully conduct its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s capacity to acquire or in-license new products and/or compounds; the discovery of a cure for HIV; the Company’s expectations

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. We have a promising pipeline of investigational medicines in oncology and NASH and two approved medicines (EGRIFTA SV® and Trogarzo®) for people living with HIV. The Company has a sales and marketing infrastructure to commercialize its products in the U.S. and Europe. We continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business and further drive future sustainable growth and value creation.

RECENT HIGHLIGHTS AND PROGRAM UPDATES

Pipeline Updates

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TH1902 Study Update: Enrollment in the Phase 1 trial of TH1902 has picked up momentum in the past few weeks, and we now anticipate that all 6 patients required for the 300mg/m2 dosing level will be enrolled before the end of April. This dose is the equivalent to approximately 1.5 times the indicated therapeutic dose of docetaxel. The targeted delivery of TH1902, along with the rapid internalization of the drug in cancer cells could enable the accumulation of 7.5 to 10 times more cytotoxic agent in cancer cells than when administered alone. If the absence of dose limiting toxicities (DLT) is confirmed, this dose will become the recommended Phase 2 dose (RP2D). As previously discussed, once the RP2D is established, initiation of enrollment of the larger open label basket trial will begin immediately. The basket trial will further assess the safety and tolerability of TH1902. The preliminary anti-tumor activity of TH1902 will be evaluated for all patients as per the response evaluation criteria in solid tumors.

Enrollment for the larger trial is expected to begin in this first half of 2022. An amendment to the Phase 1 protocol was submitted to the FDA to include the following solid tumor types: HR+ Breast Cancer, Triple Negative Breast Cancer, Ovarian Cancer, Endometrial Cancer, Melanoma (10 patients per arm) was submitted. In addition, one arm will be added to include Thyroid, Small Cell Lung, Prostate and potential other high Sortilin expressing cancers (15 patients in total). The original trial design consisted of 40 patients across a selection of solid tumors, including colorectal and pancreatic cancers. The plan is now to enroll a total of approximately 70 patients in the basket trial to evaluate the potential anti-tumor activity of TH1902.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

To date, the Company has received and responded to the questions raised by the FDA and the Company does not expect to receive any additional questions before the April 15, 2022 deadline date by which time the amendments to the protocol will be deemed accepted and ready to be implemented.

●

TH1902 China Out-licensing and Partnership Strategy: Out-licensing development and commercialization rights for TH1902 in Greater China continues and are ongoing with a number of different pharmaceutical and biotech companies.

●

Scientific Poster Presentations: The Company presented three posters at the recently attended AACR annual meeting, including new in vivo TH1902 preclinical data demonstrating tumor growth inhibition of human cancer stem-like cells (CD133+) in both triple-negative breast and ovarian cancers.

●

F8 sBLA filing: As previously announced, our intention was to file a supplemental Biologic License Application (“sBLA”) for the F8 formulation (“F8”) by the end of the first quarter of calendar 2022. In contrast to EGRIFTA SV® which is reconstituted daily with sterile water for injection, the F8 formulation requires bacteriostatic water for injection (“BWFI”), since the reconstituted product is used for seven daily injections. We were recently informed by the sole global supplier of BWFI that its plant was recently inspected by the FDA, and that it was required to make modifications before being able to resume manufacturing and shipment of its BWFI. Although we believe a return to supply is planned for the fourth quarter of 2022, there is currently no firm timeline for reinitiating shipments, and, as such, this will cause a delay in the potential launch of the F8 formulation. Consequently, we have decided to delay the filing of the sBLA for the F8 formulation until we have greater clarity on the supply issues. As a result of this uncertainty related to the availability of the F8 formulation of tesamorelin, and since the dosing of patients in Phase 3 trial in non-alcoholic steatohepatitis (“NASH”) is dependant on the availability of the F8, we have also decided to pause any external activities related to the planning of the trial until there is more clarity on the availability of BWFI. We plan on keeping investors informed as the supply of BWFI becomes more certain.

This does not affect the supply of EGRIFTA SV® since this formulation does not require BWFI for reconstitution.

Commercial and Medical Affairs Updates

●

Strengthening of US Commercial and Medical Affairs Capabilities: In March 2022, Theratechnologies initiated the full deployment of its own internal field force as pandemic restrictions continue to abate, enabling increased physician engagement. Strong momentum created in the second half of 2021 provided the major impetus for this decision, which should increase employee engagement, reduce turnover, and allow recruitment of top-tier talent for our field force. Onboarding of all internal commercial and medical field force will be fully completed by the end of April 2022.

●

Trogarzo® Lifecycle Management: A sBLA was filed with the U.S. Food and Drug Administration (“FDA”) in the fourth quarter of 2021 for the Company’s Intravenous (“IV”) Push mode of administration of Trogarzo® for the treatment of human immunodeficiency virus type 1 (HIV-1). We are pleased to announce that the FDA has accepted our filing and has provided a target action date of October 3, 2022

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

in accordance with the Prescription Drug User Fee Act (PDUFA). Theratechnologies and TaiMed are also evaluating an intramuscular (IM) mode of administration for Trogarzo® within the TMB-302 study. Patient enrollment is progressing well, and we expect full enrollment to be achieved in the coming weeks, enabling completion of the study in the second half of 2022.

2022 Revenue Guidance

Theratechnologies affirms fiscal 2022 revenue to be in the range of $79 million and $84 million for full fiscal 2022, or growth of the commercial portfolio to be in the range of 13% and 20% as compared to the 2021 fiscal year.

OUR MEDICINES

The Company has two approved medicines for people living with HIV, namely Trogarzo® in the United States, European Union, and United Kingdom, and EGRIFTA SV® in the United States. EGRIFTA® is commercially available in Canada. However, sales of EGRIFTA® in Canada are not material to our business.

EGRIFTA SV® is a new formulation of EGRIFTA® that was approved by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. It is the first in a new class of antiretrovirals (ARV) and is a long-acting ARV therapy that can lead to an undetectable viral load in heavily treatment-experienced adult HIV-infected patients when used in combination with other ARVs. The treatment is infused once every two weeks.

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was also approved by the European Medicines Agency (EMA) in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® is currently commercially available in Italy. A number of patients are also being treated with Trogarzo® in some European countries through early access programs.

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement with TaiMed Biologics, Inc. (TaiMed). In March 2017, the agreement was amended to include the commercial rights to Trogarzo® in the European Union and in other countries such as Israel, Norway, Russia and Switzerland (the “TaiMed Agreement”).

The Company’s commercial product strategy for the 2022 fiscal year is to generate revenue growth through increased sales of our medicines in the United States while working on securing satisfactory pricing and reimbursement conditions for Trogarzo® in additional European countries and launch Trogarzo® in those key European countries.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including NASH, oncology and HIV.

Tesamorelin

During the fiscal year 2020, the Company completed the evaluation and development of the F8 formulation which, based on internal studies, is bioequivalent to the original commercialized formulation of tesamorelin (“F1”) formulation. The F8 formulation has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is two times more concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the F8 formulation is stable at room temperature, even once reconstituted. The global shortage of BWFI has caused us to delay the filing of a sBLA to seek approval of this new formulation of tesamorelin.

The Company is currently working on the development of a pen to be used in conjunction with the F8 formulation. To date, its development is not completed, and we are still working on the pen. As a result, no timeline has been set for the filing of an sBLA with the FDA in relation to the pen.

In September 2020, we announced our intent to develop tesamorelin for the treatment of NASH in the general population. This decision was largely based on positive scientific evidence in addition to discussions with scientific advisors and the FDA and European regulatory agencies regarding drug development for the treatment of NASH.

On July 15, 2021, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner. An external U.S.-based biopharma advisory firm was retained for that purpose.

In order to further de-risk the Phase 3 trial, the Company has submitted an amended protocol to the FDA. The new protocol will include a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. A decision will then be made whether to continue the study until full number of patients (1,094) have completed 18 months of treatment. This does not change the total number of patients required to seek accelerated approval of tesamorelin for the treatment of NASH.

The Company intends to use the F8 formulation for its intended Phase 3 clinical trial in NASH. The Phase 3 trial in NASH will compare the F8 formulation to a placebo. However, as a result of the uncertainty related to the availability of the F8 formulation due to the current lack of supply of BWFI, we have decided to pause all external activities related to the planning of the Phase 3 trial in NASH, and we plan on keeping investors informed as we gain more clarity on the availability of BWFI.

The Company is also conducting a study titled Visceral Adiposity Measurement and Observation Study (“VAMOS”) to reflect our commitment to improve the health outcomes of people living with HIV. VAMOS is an epidemiologic cross-sectional study to answer the unknown associations between visceral fat and cardiovascular disease risk, liver fat, liver fibrosis, pericardial fat, and muscle fat in HIV patients. These associations will be

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

measured across a diversity of weights, BMIs, genders, and races so that the impact of visceral fat can be understood with external validity to the results. Additionally, the performance of anthropometric measurements like waist circumference (WC) and hip circumference will be assessed in a modern HIV population. The aims of this study are two-fold: (1) to determine the utility of WC’s ability to predict cardiovascular risk scores, liver fat, liver fibrosis, and abnormal glucose homeostasis across the full VAMOS population and subgroups (2) identify common clinical data points in today’s standard of care that can be used to assess a patient’s risk of having excess visceral fat. The VAMOS results is expected to direct clinicians on why and which patients in their practice should be screened for excess visceral fat and treatment.

SORT1+ Technology™

The Company is currently developing a platform of new proprietary peptides for cancer drug development targeting the sortilin (“SORT1”) receptor. SORT1 is expressed in ovarian, triple-negative breast, skin, lung, colorectal and pancreatic cancers, among others. SORT1 plays a significant role in protein internalization, sorting and trafficking, and therefore, is an attractive target for anticancer drug development. Our innovative peptide-drug conjugates, or PDCs, generated through our SORT1+ Technology™ embody distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anticancer drugs within the tumor microenvironment, and more importantly, directly inside sortilin positive cancer cells.

Our SORT1+ Technology™ was acquired in February 2019 as part of the acquisition of Katana Biopharma, Inc. (“Katana”). Through the acquisition, Theratechnologies obtained the worldwide rights to this platform based on an exclusive royalty-bearing license entered into between Katana and Transfer Plus L.P.

In March 2021, a Phase 1 clinical trial was initiated evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design includes a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose, or MTD, and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies.

The Corporation’s Phase 1 study evaluating its novel investigational proprietary PDC TH1902 for the treatment of sortilin positive cancers is progressing as planned. The Company is in the final stages of a Phase 1/Part A dose escalation study evaluating its lead investigational peptide-drug conjugate (PDC) TH1902 for the treatment of sortilin-positive cancers. To date, Theratechnologies has observed a DLT (grade 4 neutropenia lasting more than 7 days) in one patient, as well as other adverse events after more than one cycle at 420 mg/m2. As a result, we are pursuing the study at a lower dose of 300 mg/m2 (or approximately 1.5 times the usual dose of docetaxel). We anticipate that all 6 patients required for the 300mg/m2 dosing level will be enrolled before the end of April. The targeted delivery of TH1902, along with the rapid internalization of the drug in cancer cells could enable the accumulation of 7.5 to 10 times more docetaxel in cancer cells than when administered alone. If the absence of DLT is confirmed, this dose will become the recommended Phase 2 dose. As previously discussed, once the RP2D is established, initiation of enrollment of the larger open label basket trial will begin

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

immediately. The basket trial will further assess the safety and tolerability of TH1902. The preliminary anti-tumor activity of TH1902 will be evaluated for all patients as per the response evaluation criteria in solid tumors. Based on additional research we have conducted on the Sortilin receptor, we have submitted an amendment to the Phase 1 protocol to the FDA to include the following solid tumor types: Hormone Receptor-Positive (HR+) Breast Cancer, Triple Negative Breast Cancer, Ovarian Cancer, Endometrial Cancer, Melanoma (10 patients per tumor type). In addition, one arm will be added to include Thyroid, Small Cell Lung, Prostate and potential other high Sortilin expressing cancers (15 patients in total). The original trial design consisted of 40 patients across a selection of solid tumors, including colorectal and pancreatic cancers. The plan is now to enroll a total of approximately 70 patients in the basket trial to evaluate the potential anti-tumor activity of TH1902.

We are exploring the possibility of out-licensing development and commercialization rights for TH1902 in Greater China. We are pleased to report that there has been solid interest on the part of Chinese companies, and that discussions are ongoing with a number of different pharmaceutical and biotech companies.

Ibalizumab for HIV

An sBLA was filed with the FDA in the fourth quarter of 2021 for the Company’s IV Push method of administration of Trogarzo® for the treatment of human HIV-1. The FDA has accepted our filing and has provided a target action date of October 3, 2022 in accordance with PDUFA.

Theratechnologies and TaiMed are also evaluating an IM method of administration for Trogarzo® within the TMB-302 study. Patient screening for the IM study is in progress and we expect completion of the study in the second half of 2022.

In connection with the September 2019 approval of Trogarzo® in Europe, the EMA has requested a post-authorization efficacy study to be conducted to evaluate the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals. The Company has initiated enrolment in this post-authorization study evaluating the real-world long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals in Europe. The study, named Prospective and Retrospective, Observational Multicenter Ibalizumab Study of Efficacy (“PROMISE”). We are also conducting a similar trial in the United States, (“PROMISE-US”). PROMISE-US is a Prospective and Retrospective Observational study of Multidrug-resistant patient outcomes with and without Ibalizumab in a real-world SEtting. We intend to use the PROMISE-US data as part of the PROMISE trial.

The Company is also required to conduct a pediatric investigation plan (“PIP”) to evaluate Trogarzo® in children aged 6 to <18 years old. The PIP will be comprised of two studies with the first study expected to begin in the latter part of 2022.

JANUARY 2021 OFFERING

Use of Proceeds

In its prospectus supplement dated January 13, 2021 relating to the January 2021 offering, the Company indicated that it intended to use the net proceeds from such offering primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes. More specifically, out of net proceeds of the offering then estimated to be $42,500,000, an

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

amount of $30,500,000 was earmarked for the NASH Phase 3 clinical trial and $7,000,000 for oncology research and development (including the TH1902 Phase 1 clinical trial), with the remainder left for commercial and marketing activities and other uses.

In the months following the January 2021 offering, the Company was able to complete its discussions with the FDA and the EMA regarding the design and protocol for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH. As part of its announcement on July 15, 2021 regarding the finalization of the trial design, the Company also announced that the changes made to the design pursuant to the discussions held with the FDA and the EMA would result in higher costs than previously estimated, and that the Company was evaluating its options to best execute its late-stage development program for tesamorelin, including seeking a potential partner. As a result of the delay in the initiation of the NASH Phase 3 clinical trial, the funds raised in the January 2021 offering earmarked for such trial have been added to the Company’s available cash balance. The Company’s ability to execute its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will be dependent on its ability to secure additional financial resources.

The following table shows the estimated use of proceeds, compared with the actual use of proceeds as at February 28, 2022:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.7	$(27.8)
Oncology R&D	7.0	3.7	(3.3)
Commercial and marketing activities	3.5	--	(3.5)
Other	1.5	1.8	0.3
Net Proceeds	$42.5	$8.2	$(34.3)

As at February 28, 2022, approximately $2,727,000 had been used in connection with the NASH Phase 3 clinical trial.

As at February 28, 2022, approximately $3,697,000 had been used in connection with oncology research and development activities and the variance between the amount reserved and the amount used as at February 28, 2022 represents funds held in cash pending their planned allocation as costs are incurred.

Finally, the Company has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use have been added to the Company’s working capital.

First-Quarter Fiscal 2022 Financial Results

Revenue

Consolidated revenue for the three-month period ended February 28, 2022 was $18,557,000 compared to $15,430,000 for the same period ended February 28, 2021.

For the first quarter of fiscal 2022, net sales of EGRIFTA SV® reached $11,704,000 compared to $8,688,000 in the first quarter of the prior year, representing an increase of 34.7% over the first quarter of 2021, due to the combined effect of a higher number of units sold and higher net selling price.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

In the first quarter of fiscal 2022, Trogarzo® net sales amounted to $6,853,000 compared to $6,742,000 for the same quarter of 2021, representing an increase of 1.6%. While unit sales were higher in both North America and Europe, revenue growth was impacted by greater rebates in Europe.

Cost of Sales

For the three months ended February 28, 2022, cost of sales increased to $6,099,000 from $5,411,000 in the same quarter in fiscal 2021, primarily due to the higher cost of goods sold. Cost of goods sold was $4,878,000 in the first quarter of 2022 compared to $4,190,000 for the same quarter the previous year. The increase in cost of goods sold was mainly due to higher sales. Cost of sales also included the amortization of the other asset of $1,221,000 in both Q1 fiscal 2022 and Q1 fiscal 2021.

R&D Expenses

R&D expenses amounted to $8,003,000 in the three-month period ended February 28, 2022 compared to $4,883,000 for the same period in 2021. The increase was largely due to higher spending in our oncology programs, increased spending in medical and patient education, as well as increased medical affairs spending in Europe.

Selling Expenses

Selling expenses amounted to $7,807,000 for the first quarter of 2022 compared to $6,158,000 for the same three-month period last year, reflecting the addition of key hires in North America and Europe, greater commercialization activities in both territories.

The amortization of the intangible asset value for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $795,000 for both the first quarter of fiscal 2022 and 2021.

General and Administrative Expenses

General and administrative expenses amounted to $4,368,000 for the three months ended February 28, 2022 compared to $3,562,000 for the first quarter of 2021. The increase in general and administrative expenses was mainly associated with an overall increase in business activities and increased activity in Europe.

Net Finance Costs

Net finance costs for the three months ended February 28, 2022 were $1,285,000 compared to $1,332,000 for the comparable period of 2021. Net finance costs in the first quarter of 2022 and 2021 included interest of $802,000 on the senior convertible notes issued in June 2018.

Net finance costs also included accretion expense of $517,000 in the first quarter of 2022, compared to $581,000 for the comparable period in 2021.

Net Loss

Given the increase in revenue and the increased expenses for the three months ended February 28, 2022, net loss for the period was $9,032,000, compared to $5,922,000 for the same period last year.

Liquidity and Financial Position

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

We ended the first quarter of fiscal 2022 with $34,283,000 in cash, bonds and money market funds.

During the first quarter of fiscal 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002,000 including the full exercise of the over-allotment option. Share issue costs amounted to $3,385,000 resulting in net proceeds of $42,617,000.

Our current cash, bond and money market funds will be sufficient to fund the Company’s operations for the next twelve months. We are currently exploring alternatives to redeem the senior convertible notes issued in June 2018, which become due in June 2023.

For the three-month period ended February 28, 2022, operating activities used cash of $4,174,000 compared to $1,896,000 in the comparable period of fiscal 2021, primarily due to the increased loss in 2022.

In the first quarter of fiscal 2022, changes in operating assets and liabilities had a positive impact on cash flow of $69,000 (2021-negative impact of $3,332,000). These changes included a negative impact from higher accounts receivable, a decrease in accounts payables and accrued liabilities, and were offset by positive impacts from lower inventories and lower prepaid expenses and deposits.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2022	2021				2020

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	18,557	18,754	17,852	17,787	15,430	19,123	14,049	17,162

Operating expenses

Cost of sales

Cost of goods sold	4,878	5,191	4,283	4,714	4,190	5,190	4,611	5,769

Other production-related costs	-	-	-	-	-	240	280	391

Amortization of other asset	1,221	1,220	1,221	1,220	1,221	1,220	1,220	1,220

R&D	8,003	8,678	8,296	6,417	4,883	6,795	4,183	3,622

Selling	7,807	8,193	7,657	6,901	6,158	6,532	7,025	6,941

General and administrative	4,368	3,537	3,633	3,884	3,562	3,255	2,699	3,706

Total operating expenses	26,277	26,819	25,090	23,136	20,014	23,232	20,018	21,649

Net finance costs	(1,285)	(1,817)	(2,254)	(1,023)	(1,332)	(1,424)	(799)	(1,319)

Income taxes	(27)	(19)	(18)	(20)	(6)	(16)	-	-

Net loss	(9,032)	(9,901)	(9,510)	(6,392)	(5,922)	(5,549)	(6,768)	(5,806)

Basic and diluted loss per share	(0.09)	(0.10)	(0.10)	(0.07)	(0.07)	(0.07)	(0.09)	(0.08)

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Subsequent Events

As a result of uncertainty created by the global shortage of bacteriostatic water for injection, and the related impact on the availability of the F8 formulation of tesamorelin, we have decided in March 2022, to pause any activities related to the initiation of the Phase 3 trial in NASH, and as such, the Company may need to write-down research supplies included in prepaid expenses and deposits.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the first quarter of fiscal 2022.

Outstanding Share Data

As of April 13, 2022, the Company had 95,121,639 common shares issued and outstanding, 8,130,550 warrants outstanding, and 5,077,449 outstanding options. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 28, 2022.

Economic and Industry Factors

The WHO declared a global pandemic on March 11, 2020. Authorities around the world implemented confinement measures designed to curb the spread of the COVID-19. Those measures have severely limited face-to-face access to healthcare providers. The industry as a whole has had to adapt to this new reality and uncertainty remains.

In the fiscal year ended November 30, 2021 and in the first quarter of fiscal 2022, face-to-face interactions in clinics, hospitals, AIDS services organizations and other offices were reduced and patient treatment initiations were delayed due to restrictions implemented to stop the spread of COVID-19. In Fiscal 2021 and in the first quarter of fiscal 2022, we continued to offer virtual interactions to provide education and support for people in need of our medications, people living with HIV, case managers, healthcare providers and their staff, on how to manage HIV during the COVID-19 pandemic. While these efforts have helped support our goal to increase U.S. sales of Trogarzo® and EGRIFTA SV® new rounds of closures related to the Omicron variant of the virus have slowed some of these initiatives. In the European Union, sales of Trogarzo® and the review of regulatory dossiers were adversely impacted by COVID-19 due to strict lockdown measures imposed in many European countries.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

To date, our on-going Phase 1 clinical trial of TH1902 for the treatment of various cancers and preparations for our Phase 3 clinical trial of tesamorelin for the treatment of NASH have not been materially adversely impacted by the COVID-19 pandemic.

Internal Control

There was no change in the Company’s internal control over financial reporting (“ICFR”) that occurred during the period beginning on December 1, 2021 and ending on February 28, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8